

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via Email
Mr. Alvin D. Kang
President and Chief Executive Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, California 90010

Re: Nara Bancorp, Inc.
        Amendment No. 1 to the Registration Statement on Form S-4
        Filed June 3, 2011
        File No. 333-173511
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Form 10-Q for the Quarter Ended March 31, 2011
        File No. 0-50245

        Center Financial Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Form 10-Q for the Quarter Ended March 31, 2011
        File No. 0-50050

Dear Mr. Kang:

        We have reviewed your response and registration statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note your response to prior comment 24. Please revise your analysis to specifically address how Nara and Center concluded that the projections provided by Center to Nara are not material non-public information to investors. Alternatively, revise the S-4 to include the information regarding which you cannot provide such a conclusion.

2. We have reviewed your response to prior comment 3 and are not able to agree that the report by the member of the "big four" regarding each of the party's loan losses and a subsequent valuation of Center's assets was not an opinion, report or appraisal as contemplated by Item 1015 of Regulation MA. Please provide the information called for by Item 4(b) of Form S-4.

Regulatory Approvals…, page 6

3. Please revise to disclose that while you believe you will obtain these approvals, you expect the approval process to take longer than normal because of the financial problems at both companies. We note the related risk factor on page 19.

4. Where appropriate, please disclose that these approvals will not be fully obtained when shareholders of Nara and Center vote. Disclose that even if shareholders approve the transaction it may not be acceptable to your regulators, or they may require unacceptable terms.

5. Revise this section, or provide a separate section in the summary to discuss your planned capital raising transaction and to explain that you believe that regulatory approval will be conditioned upon a successful capital raising transaction.

Expected Timing of the Merger, page 6

6. Please revise to clarify that there is no limit to the length of time the transaction can be extended if both parties agree.

Litigation Relating to the Merger, page 8

7. Please provide us additional detail regarding the class action lawsuit, including as much detail as possible regarding the plaintiff's allegation that Center's Board violated its fiduciary duty. Also, provide as much detail as possible about the allegations against Nara as having aided Center's Board in their breach. Revise your disclosure to identify the amount of compensatory damages sought.

Nara Annual Meeting, page 8

8. Pursuant to prior comment number 9, please disclose the number and percentage of Nara shares owned by your principal, outside shareholders and any anticipated vote for or against the merger by this group.

Center Annual Meeting, page 9

9. Please summarize the vote approval required of the U.S. Treasury. If the Treasury has given any indication whether it will permit the preferred share exchange contemplated by the transaction, please disclose.

Information About Nara and Center, page 9

10. Revise this section to clarify that you had net income in the first quarter of 2011 largely due to a substantial reduction in your loan loss provisions, including a negative charge off in your largest segment.

Nara's Reasons for the Merger…, page 37

11. Revise this section to provide additional detail regarding the synergies, as discussed in your response to prior comment 20.

Exhibit 8.1

12. Counsel states that "ha(s) relied upon certain statements, representations,…including factual statement and representations." It is inappropriate for counsel to rely upon legal conclusions included in officers' letters. Revise the third paragraph to clarify that counsel is only relying upon statements of fact or factual representations set forth in the officers letters. Make similar changes Exhibit 8.2.

Exhibit 8.2

13. Revise this opinion to identify the firm or counsel providing the opinion.

Nara Bancorp, Inc.

Form 10-Q filed for the Quarter Ended March 31, 2011

Management's Discussion and Analysis, page 40

14. We note your response to prior comment 19, and your disclosure on pages 23 and 24 of your 10-Q for the Quarter Ended March 31, 2011. Revise your future filings to discuss, in detail, the changes made to your underwriting and loan review policies and management's expectations as to the impact of these changes to your origination volume, credit performance and loan quality going forward.

Notes to Consolidated Financial Statements

Note 10. Business Segments

15. We note the reduction in the allowance for loan losses during the quarter ended March 31, 2011 within the Banking Operations segment. In order for us to fully understand how changes in asset quality were considered and reflected in the various components of your allowance for loan losses account, please provide the following:

   - activity within the allowance for loan losses for each quarter of fiscal 2010 as well as the first quarter of 2011;
   - a breakdown of impaired loans by loan type for each of the last five quarters;
   - a breakdown of nonperforming loans by loan type for each of the last five quarters;
   - the breakdown of special mention, substandard and doubtful loans by loan type for each of the last five quarters;
   - an aging of loans by loan type for each of the last five quarters; and
   - the amount of troubled debt restructurings by loan type for each of the last five quarters.

Center Financial Corporation

Form 10-Q Filed for the Quarter Ended March 31, 2011

Management's Discussion and Analysis, page 34

16. We note your response to prior comment 19, and your disclosure on page 50 of your 10-Q for the Quarter Ended March 31, 2011. Revise your future filings to discuss, in detail, the changes made to your underwriting and loan review policies and management's expectations as to the impact of these changes to your origination volume, credit performance and loan quality going forward.

Notes to Interim Consolidate Financial Statements

Note 8. Covered Assets and FDIC Loss Share Receivable, page 17

17. We note the non-interest income recorded during the March 31, 2011 which was due to the accretion of the FDIC receivable. Tell us how you considered the activity reflected in the rollforward relating to the changes in the accretable difference and the decrease in the nonaccretable difference as noted on page 19, in determining the amount of non-interest income/expense to recognize.

18. Please provide us with and revise future filings to include a roll-forward of the nonaccretable difference for the purchased credit impaired loans for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Marc Thomas, staff accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By FAX to: James R. Walther
FAX number 213-625-0248